Exhibit 23(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-4 of our report dated February 29, 2008 (August 8, 2008 as to the effects of the stock split described in Note 19) relating to the consolidated financial statements and financial statement schedule (Schedule II — Valuation and Qualifying Accounts) of Cleveland-Cliffs Inc and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards), and our report dated February 29, 2008 on the effectiveness of Cleveland-Cliffs Inc’s internal control over financial reporting, appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Cleveland, OH
August 12, 2008